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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED SEPTEMBER 30, 2015
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

PIAZZALE LUIGI CADORNA 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX TO FORM 6-K

Item 1 Management report on the interim consolidated financial results as of September 30, 2015		1
Item 2 Financial Statements:
	–Consolidated Statement of Financial Position for the periods ended September 30, 2015 and December 31, 2014	21
	–Consolidated Statement of Income for the three-month periods ended September 30, 2015 and 2014 and for the nine-month periods ended September 30, 2015 and 2014	22
	–Consolidated Statement of Comprehensive Income for the three-month periods ended September 30, 2015 and 2014 and for the nine-month periods ended September 30, 2015 and 2014	23
	–Consolidated Statement of Changes in Equity for the periods ended September 30, 2015 and 2014	24
	–Consolidated Statement of Cash Flows for the periods ended September 30, 2015 and 2014	25
	–Consolidated Statement of Financial Position as of September 30, 2015 and December 31, 2014 pursuant to Consob Resolution No. 15519 dated July 27, 2006	27
	–Notes to the Condensed Consolidated Financial Statements as of September 30, 2015	29
Attachment 1	Exchange rates used to translate financial statements prepared in currencies other than the Euro	55
Attachment 2	Certification of the consolidated financial statements pursuant to Article 154-bis of Legislative Decree 58/98	56

Corporate Management

Board of Directors

        In office until the approval of the financial statements as of and for the year ending December 31, 2017

Chairman	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
CEO Markets	Adil Mehboob-Khan
CEO Product and Operations	Massimo Vian
Directors	Marina Brogi* (Lead independent Director)
Luigi Feola*
Elisabetta Magistretti*
Mario Notari
Karl Heinz Salzburger*
Maria Pierdicchi*
Luciano Santel*
Cristina Scocchia*
Sandro Veronesi*
Andrea Zappia*

*
Independent director

Human Resources Committee	Andrea Zappia (President)
Marina Brogi
Mario Notari
Internal Control Committee	Elisabetta Magistretti (Chairperson)
Luciano Santel
Cristina Scocchia

Board of Statutory Auditors

        In office until the approval of the financial statements as of and for the year ending December 31, 2017

Regular Auditors	Francesco Vella (Chairman)
Alberto Giussani
Barbara Tadolini
Alternate Auditors	Maria Venturini
Roberto Miccù
Officer Responsible for Preparing the Company's
Financial Reports	Stefano Grassi
Auditing Firm	PricewaterhouseCoopers SpA

        Until approval of the financial statements as of and for the year ending December 31, 2020

Luxottica Group S.p.A.
Headquarters and registered office    •    Piazzale Luigi Cadorna, 3, 20123 Milan, Italy
 Capital Stock € 29,007,115.98
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
FINANCIAL RESULTS AS OF SEPTEMBER 30, 2015
(UNAUDITED)

        The following should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2014, which includes a discussion of risks and uncertainties that can influence the Group's operational results or financial position. During the first nine months of 2015, there were no changes to risks that were reported as of December 31, 2014.

1.     OPERATING PERFORMANCE FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2015

        The Group's growth in the first nine months of 2015 was significantly impacted by the strengthening of certain currencies in which it operates. At constant exchange rates(1), the Group confirmed solid growth in the primary markets in which it conducts business.

        Net sales increased from Euro 5,785.3 million in the first nine months of 2014 to Euro 6,821.7 million in the first nine months of 2015 (+17.9 percent at current exchange rates and +5.0 percent at constant exchange rates(1)). Adjusted net sales(2) increased to Euro 6,951.7 million in the first nine months of 2015 (+19.7 percent at current exchange rates and +6.4 percent at constant exchange rates(1)). Adjusted net sales were impacted, starting from July 1, 2014, by the modification of an EyeMed reinsurance agreement with an existing underwriter whereby the Company assumes less reinsurance revenues and less claims expense. The impact of this contract for the nine-month periods ended September 30, 2015 and 2014 is a reduction in net sales with a corresponding reduction in cost of sales of Euro 130.0 million and Euro 22.7 million, respectively (the "EyeMed Adjustment").

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")(3) in the first nine months of 2015 increased by 26.1 percent to Euro 1,548.5 million from Euro 1,227.6 in the first nine months of 2014.

        Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")(3), which in 2015 excludes Oakley's integration and other minor projects costs and in 2014 excludes the non-recurring expenses related to the termination of the former Group CEO, in the first nine months of 2015 increased by Euro 340.0 million or 27.4 percent, to Euro 1,582.6 million from Euro 1,242.6 in the first nine months of 2014.

        Operating income for the first nine months of 2015 increased by 26.2 percent to Euro 1,196.2 million from Euro 947.5 million during the same period of the previous year. The Group's operating margin continued to grow, rising from 16.4 percent in 2014 to 17.5 percent in 2015.

        Adjusted operating income(4) for the first nine months of 2015 increased by 27.8 percent to Euro 1,230.3 million compared to adjusted operating income(4) for the same period in 2014 of Euro 962.5 million. The Group's adjusted operating margin(5) continued to grow, rising from 16.6 percent in 2014 to 17.7 percent in 2015.

(1)
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the nine-month period ended September 30, 2014. Please refer to Attachment 1 for further details on exchange rates.
(2)
For a further discussion of adjusted net sales, see page 13—"Non-IFRS Measures.".
(3)
For a further discussion of EBITDA and adjusted EBITDA, see page 13—"Non-IFRS Measures."
(4)
For a further discussion of adjusted operating income see page 13—"Non-IFRS Measures."
(5)
For a further discussion of adjusted operating margin see page 13—"Non-IFRS Measures."

        In the first nine months of 2015, net income attributable to Luxottica Stockholders increased by 27.0 percent to Euro 704.8 million from Euro 555.0 million in the same period of 2014. Earnings per share ("EPS") was Euro 1.47.

        In the first nine months of 2015, adjusted net income attributable to Luxottica Stockholders(6) increased by 29.7 percent to Euro 733.7 million from Euro 565.9 million in the comparable period in 2014. Adjusted earnings per share(7) ("Adjusted EPS") was Euro 1.53.

        Careful control of our working capital as well as a significant improvement in our operating results lead to strong free cash flow(8) generation equal to Euro 695.0 million. Net debt as of September 30, 2015 was Euro 1,050.1 million (Euro 1,012.9 million at the end of 2014), with a ratio of net debt to EBITDA(9) of 0.6 (0.7x as of December 31, 2014).

2.     SIGNIFICANT EVENTS DURING THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2015

January

        On January 19, 2015 the Board of Directors appointed Adil Mehboob-Khan as the Group CEO for Markets and Massimo Vian as the Group CEO for Product and Operations. The appointment of Adil Mehboob-Khan and Massimo Vian, entrusting them with all executive responsibilities, completed the Group's organizational change process which is aimed at providing governance that is more aligned to the global competitive landscape and able to fully grasp growth opportunities. It also unites the Group's organizational model with its strategic vision.

April

        At the Stockholders' Meeting on April 24, 2015, Group's stockholders approved the Statutory Financial Statements as of December 31, 2014 as proposed by the Board of Directors and the distribution of a cash dividend of Euro 1.44 per ordinary share. The aggregate dividend amount of Euro 689.7 million was fully paid in May 2015.

May

        On May 14, 2015, the Company and Prada S.p.A., part of Prada Group, announced the renewal of an exclusive license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Prada and Miu Miu brands. The 10-year agreement will extend through December 31, 2025.

        On May 19, 2015, the Company announced the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of its Chairman and Founder, Mr. Leonardo Del Vecchio. This share award is a gift from the Founder with an aggregate amount of 119,755 Luxottica Group treasury shares distributed. Delfin S.à.r.l. assumed all costs and expenses of the share grant.

June

        On June 25, 2015, the Company signed an agreement to enhance the market liquidity of its shares in compliance with CONSOB's market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity. The agreement is between the Company and Kepler Capital Markets SA (the "Intermediary"), with its corporate headquarters in Paris, France, Avenue Kléber, 112 and registered with the Paris Commercial Register n. 413 064 841.

(6)
For a further discussion of adjusted net income attributable to Luxottica Stockholders see page 13—"Non-IFRS Measures."
(7)
For a further discussion of adjusted earnings per share see page 13—"Non-IFRS Measures."
(8)
For a further discussion of free cash flow, see page 13—"Non-IFRS Measures."
(9)
For a further discussion of net debt and net debt to adjusted EBITDA, see page 13—"Non-IFRS Measures."

July

        On July 1, 2015, the Series B Senior Unsecured Notes issued in a private placement by Luxottica U.S. Holdings Corp. on July 1, 2008 matured and were fully repaid in the amount of U.S.$ 127.0 million.

        On July 29, 2015, the Company and Burberry Group announced the renewal of an exclusive license agreement for the development, production and worldwide distribution of sunglasses and prescription frames under the Burberry name. The 10-year agreement will extend to December 31, 2025.

3.     FINANCIAL RESULTS

        We are a market leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear, with net sales reaching over Euro 7.6 billion in 2014, approximately 78,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 of the Notes to the Consolidated Financial Statements as of September 30, 2015 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Pearle Vision, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.1144 in the first nine months of 2015 from Euro 1.00 = U.S. $1.3549 in the first nine months of 2014. With the acquisition of OPSM and other businesses, our results of operations have been rendered more susceptible to currency fluctuations between the Euro and the Australian Dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. The Group does not engage in long-term hedging activities to mitigate translation risk. This discussion should be read in conjunction with the risk factor discussion in Section 8 of the Management Report included with the 2014 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	Nine months ended September 30,

(Amounts in thousands of Euro)	2015	% of net sales	2014	% of net sales

Net sales	6,821,688	100%	5,785,282	100.0%
Cost of sales	2,165,220	31.7%	1,955,366	33.8%

Gross profit	4,656,468	68.3%	3,829,916	66.2%

Selling	2,088,281	30.6%	1,710,560	29.6%
Royalties	130,644	1.9%	112,352	1.9%
Advertising	441,294	6.5%	381,202	6.6%
General and administrative	800,099	11.7%	678,260	11.7%
Total operating expenses	3,460,318	50.7%	2,882,375	49.8%

Income from operations	1,196,150	17.5%	947,541	16.4%

Other income/(expense)
Interest income	7,967	0.1%	8,994	0.2%
Interest expense	(84,347)	(1.2)%	(80,764)	(1.4)%
Other—net	531	0.0%	(367)	(0.0)%

Income before provision for income taxes	1,120,301	16.4%	875,405	15.1%

Provision for income taxes	(413,411)	(6.1)%	(316,373)	(5.5)%

Net income	706,891	10.4%	559,031	9.7%

Attributable to
—Luxottica Group stockholders	704,768	10.3%	554,982	9.6%
—non-controlling interests	2,123	0.0%	4,049	0.1%

NET INCOME	706,891	10.4%	559,031	9.7%

        In order to represent the Group's operating performance on a consistent basis in this Management Report, net sales and operating expenses in 2015 as represented in the Group's Consolidated Financial Statements have been adjusted in the tables below to take into account the following events:

  •
  EyeMed Adjustment (as defined above) which is equal to Euro 130.0 million for the nine-month period ended September 30, 2015; and

  •
  The Group incurred costs of Euro 34.1 million related to the reorganization of Oakley and for other minor projects for the nine-month period ended September 30, 2015.

        Additional adjustments for other periods included in this report are described in the "—Non-IFRS Measures" section.

        Net Sales.    Net sales increased by Euro 1,036.4 million, or 17.9% to Euro 6,821.7 million in the first nine months of 2015 from Euro 5,785.3 million in the same period of 2014. Euro 344.5 million and Euro 691.9 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment and the retail distribution segment, respectively. Euro 746.8 million of the total increase of Euro 1,036.4 million is due to the strengthening of certain currencies compared to the Euro. Adjusted net sales(10) for the nine-month period in 2015, which include the EyeMed Adjustment of Euro 130.0 million, were Euro 6,951.7 million.

(10)
For a further discussion of adjusted net sales, see page 13—"Non-IFRS Measures."

        Please find the reconciliation between adjusted(10) net sales and net sales in the following table:

(Amounts in million of Euro)	September 30, 2015	September 30, 2014

Net sales	6,821,7	5,785.3
> EyeMed Adjustment	130.0	22.7

Adjusted net sales	6,951.7	5,808.0

        Net sales for the retail distribution segment increased by Euro 691.9 million, or 21.0%, to Euro 3,987.6 million in the first nine months of 2015 from Euro 3,295.8 million in the same period of 2014. The effects from currency fluctuations between the Euro, which is our reporting currency, and the other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 573.8 million. In addition, the increase in net sales for the period was partially attributable to a 4.5% increase in comparable store(11) sales. Adjusted net sales(10) of the retail division in the first nine months of 2015, which include the Eyemed Adjustment of Euro 130.0 million, were Euro 4,117.7 million.

        Please find the reconciliation between adjusted(10) net sales of the retail division and net sales of the retail division in the following table:

(Amounts in millions of Euro)	September 30, 2015	September 30, 2014

Net sales retail division	3,987.6	3,295.8
> EyeMed Adjustment	130.0	22.7

Adjusted net sales retail division	4,117.7	3,318.4

        Net sales to third parties in the manufacturing and wholesale distribution segment increased in the first nine months of 2015 by Euro 344.5 million, or 13.8%, to Euro 2,834.1 million from Euro 2,489.5 million in the same period of 2014. This increase occurred in most geographic areas in which the Group operates and was impacted by positive currency fluctuations, in particular the strengthening of the U.S. dollar and Australian dollar compared to the Euro, which increased net sales in the wholesale distribution segment by Euro 173.0 million. Additionally, sales increased for most of our proprietary brands, in particular Ray-Ban and Oakley and for certain designer brands including Prada, Polo Ralph Lauren, Armani and Michael Kors.

        In the first nine months of 2015, net sales in the retail distribution segment accounted for approximately 58.5% of total net sales, as compared to approximately 57.0% of total net sales in the same period of 2014.

        In the first nine months of 2015 and 2014, net sales in our retail distribution segment in the United States and Canada comprised 78.6% and 77.5%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 1.9% to U.S. $ 3,525.2 million in the first nine months of 2015 from U.S. $ 3,458.5 million in the same period of 2014. During the first nine months of 2015, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.4% of our total net sales in the retail distribution segment and increased by 14.9% to Euro 854.0 million in the first nine months of 2015 from Euro 743.2 million, or 22.5% of our total net sales in the retail distribution segment, in the same period of 2014, mainly due to positive currency fluctuations.

(11)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        In the first nine months of 2015, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,105.0 million, comprising 39.0% of our total net sales in this segment, compared to Euro 1,046.0 million, or 42.0% of total net sales in this segment in the same period of 2014, increasing by Euro 59.0 million or 5.6% in 2015 as compared to the same period of 2014. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $943.7 million and comprised 29.4% of our total net sales in this segment in the first nine months of 2015, compared to U.S. $878.8 million, or 26.1% of total net sales in this segment, in the same period of 2014. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first nine months of 2015, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 895.8 million, comprising 31.6% of our total net sales in this segment, compared to Euro 794.9 million, or 31.9% of our net sales in this segment, in the same period of 2014, with an increase of Euro 100.9 million, or 12.7%, as of September 30 2015 as compared to the same period of 2014.

        Cost of Sales.    Cost of sales increased by Euro 209.9 million, or 10.7%, to Euro 2,165.2 million in the first nine months of 2015 from Euro 1,955.4 million in the same period of 2014. As a percentage of net sales, cost of sales was 31.7% and 33.8% in the first nine months of 2015 and 2014, respectively, with the percentage year-over-year change primarily driven by production efficiencies and the Eyemed Adjustment. In the first nine months of 2015, the average number of frames produced daily in our facilities increased to approximately 354,000 as compared to approximately 295,000 in the same period of 2014. Adjusted cost of sales(12) of the retail distribution segment in the first nine months of 2015, which include the EyeMed Adjustment of Euro 130.0 million, was Euro 2,295.2 million.

        Please find the reconciliation between adjusted cost of sales(12) and cost of sales in the following table:

(Amounts in millions of Euro)	September 30, 2015	September 30, 2014

Cost of sales	2,165.2	1,955.4
> Eyemed Adjustment	130.0	22.7

Adjusted cost of sales	2,295.2	1,978.0

        Gross Profit.    Our gross profit increased by Euro 826.6 million, or 21.6%, to Euro 4,656.5 million in the first nine months of 2015 from Euro 3,829.9 million in the same period of 2014. As a percentage of net sales, gross profit increased to 68.3% in the first nine months of 2015 from 66.2% in the same period of 2014.

        Operating Expenses.    Total operating expenses increased by Euro 577.9 million, or 20.1%, to Euro 3,460.3 million in the first nine months of 2015 from Euro 2,882.4 million in the same period of 2014. As a percentage of net sales, operating expenses increased to 50.7% in the first nine months of 2015 from 49.8% in the same period of 2014. The increase is due to (i) the costs incurred for Oakley's integration and other minor projects; and (ii) the overall growth of the Group's business. Adjusted operating expenses(13), excluding for 2015 Oakley's integration and other minor project costs of Euro 34.1 million, and for 2014 the non-recurring expenses of Euro 15.0 million related to the termination of the former Group CEO, increased by Euro 558.8 million to Euro 3,426.2 million. As a percentage of adjusted net sales(10), adjusted operating expenses(13) were 49.3% and 49.4% in the first nine months of 2015 and 2014, respectively.

(12)
For a further discussion of adjusted cost of sales, see page 13—"Non-IFRS Measures."
(13)
For a further discussion of adjusted operating expenses, see page 13—"Non-IFRS Measures."

        Please find the reconciliation between adjusted operating expenses(13) and operating expenses in the following table:

(Amounts in millions of Euro)	September 30, 2015	September 30, 2014

Operating expenses	3,460.3	2,882.4
> Adjustment for termination of the former Group CEO	—	(15.0)
> Oakley's integration and other minor project costs	(34.1)	—

Adjusted operating expenses	3,426.2	2,867.4

        Selling and advertising expenses (including royalty expenses) increased by Euro 456.1 million, or 20.7%, to Euro 2,660.2 million in the first nine months of 2015 from Euro 2,204.1 million in the same period of 2014. Selling expenses increased by Euro 377.7 million, or 22.1%. Advertising expenses increased by Euro 60.1 million, or 15.8%. Royalties increased by Euro 18.3 million, or 16.3%. As a percentage of net sales selling and advertising expenses were 39.0% and 38.1% in the first nine months of 2015 and 2014, respectively. This increase is mainly due to the strengthening of certain currencies in which the Group operates.

        Adjusted selling and advertising expenses(14) (including royalty expenses), excluding for 2015 Oakley's integration and other minor project costs of Euro 1.0 million, were Euro 2,659.2 million. As a percentage of adjusted net sales(10) adjusted selling and advertising expenses(14) were 38.3% and 37.9% in the first nine months of 2015 and 2014, respectively.

        Please find the reconciliation between adjusted selling and advertising expenses(14) and selling and advertising expenses in the following table:

(Amounts in millions of Euro)	September 30, 2015	September 30, 2014

Selling and advertising expenses	2,660.2	2,204.1
> Oakley's integration and other minor project costs	(1.0)	—

Adjusted Selling and advertising expenses	2,659.2	2,204.1

        General and administrative expenses, including intangible asset amortization, increased by Euro 121.8 million, or 18.0%, to Euro 800.1 million in the first nine months of 2015, as compared to Euro 678.3 million in the same period of 2014. As a percentage of net sales, general and administrative expenses were 11.7% in the first nine months of 2015, in line with the same period of 2014. The increase is mainly due to the integration costs of Oakley and other minor project costs of Euro 33.1 million, the strengthening of certain currencies in which the Group operates and to the overall growth of the business of the Group.

        Adjusted general and administrative expenses(15), including intangible asset amortization and excluding for 2015 Oakley's integration and other minor project costs of Euro 33.1 million and for 2014 the non-recurring expenses of Euro 15.0 million related to the termination of the former Group CEO, were Euro 767.0 million and Euro 663.3 million in the first nine months of 2015 and in 2014, respectively. As a percentage of adjusted net sales(10), adjusted general and administrative expenses(15) were 11.0% in the first nine months of 2015 and 2014, respectively.

(14)
For a further discussion of adjusted selling and advertising expenses, see page 13—"Non-IFRS Measures."
(15)
For a further discussion of adjusted general and administrative expenses , see page 13—"Non-IFRS Measures."

        Please find the reconciliation between adjusted general and administrative expenses(15) and general and administrative expenses in the following table:

(Amounts in millions of Euro)	September 30, 2015	September 30, 2014

General and administrative expenses	800.1	678.3
> Adjustment for termination of the former Group CEO	—	(15.0)
> Oakley's integration and other minor project costs	(33.1)	—

Adjusted general and administrative expenses	767.0	663.3

        Income from Operations.    For the reasons described above, income from operations increased by Euro 248.7 million to Euro 1,196.2 million in the first nine months of 2015 from Euro 947.5 million in the same period of 2014. As a percentage of net sales, income from operations increased to 17.5% in 2015 from 16.4% in 2014. Adjusted income from operations(16), excluding for 2015 Oakley's integration costs and the costs of other minor projects of Euro 34.1 million and for 2014 the non-recurring expenses of Euro 15.0 million related to the termination of the former Group CEO, increased by Euro 267.8 million to Euro 1,230.3 million in the first nine months of 2015 from Euro 962.5 million in the same period of 2014. As a percentage of adjusted net sales(10), adjusted income from operations(16) was 17.7% and 16.6% in the first nine months of 2015 and 2014, respectively.

        Please find the reconciliation between adjusted income from operations(16) and income from operations in the following table:

(Amounts in millions of Euro)	September 30, 2015	September 30, 2014

Income from operations	1,196.2	947.5
> Adjustment for termination of the former Group CEO	—	15.0
> Oakley's integration and other minor project costs	34.1	—

Adjusted Income from operations	1,230.3	962.5

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (75.8) million in the first nine months of 2015 as compared to Euro (72.1) million in the same period of 2014. Net interest expense was Euro 76.4 million in the first nine months of 2015 as compared to Euro 71.8 million in the same period of 2014. The increase was mainly due to the strengthening of the U.S. dollar against the Euro and cancellation of the revolving credit facility in the amount of Euro 500 million, which resulted in the write-down of approximately Euro 3.9 million of capitalized financing costs.

        Net Income.    Income before taxes increased by Euro 244.9 million, or 28.0% to Euro 1,120.3 million in the first nine months of 2015 from Euro 875.4 million in the same period of 2014. As a percentage of net sales, income before taxes increased to 16.4% in 2015, from 15.1% in 2014.

        Our effective tax rate was 36.9% and 36.1% in the first nine months of 2015 and 2014, respectively.

        Net income attributable to non-controlling interests was equal to Euro 2.1 million and Euro 4.0 million, in the first nine months of 2015 and 2014, respectively.

        Net income attributable to Luxottica Group stockholders increased by Euro 149.8 million, or 27.0% to Euro 704.8 million in the first nine months of 2015 from Euro 555.0 million in the same period of 2014. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 10.3% in the first nine months of 2015 from 9.6% in 2014. Adjusted net income attributable to Luxottica Group

(16)
For a further discussion of adjusted income from operations , see page 13—"Non-IFRS Measures."

stockholders(17), excluding for 2015 Oakley's integration and other minor project costs of Euro 28.9 million and for 2014 non-recurring expenses of Euro 10.9 million related to the termination of the former Group CEO, increased by Euro 167.8 million to Euro 733.7 million from Euro 565.9 million. As a percentage of adjusted net sales(10), adjusted net income attributable to Luxottica Group stockholders(17) was 10.6%.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group stockholders(17) and net income attributable to Luxottica Group stockholders in the following table:

(Amounts in millions of Euro)	September 30, 2015	September 30, 2014

Net income attributable Luxottica Stockholders	704.8	555.0
> Adjustment for termination of the former Group CEO	—	10.9
> Oakley's integration and other minor project costs	28.9	—

Adjusted Net income attributable Luxottica Stockholders	733.7	565.9

        Basic earnings per share were Euro 1.47 in the first nine months of 2015 and Euro 1.17 in the same period of 2014. Adjusted basic earnings per share(18) was Euro 1.53 in the first nine months of 2015 and Euro 1.19 in the same period of 2014.

OUR CASH FLOWS

        The following table sets forth certain items included in our statements of consolidated cash flows included in Item 2 of this report for the periods indicated.

(Amounts in thousands of Euro)		As of September 30, 2015	As of September 30, 2014

A)	Cash and cash equivalents at the beginning of the period	1,453,587	617,995
B)	Net cash provided by operating activities	1,020,438	935,910
C)	Cash provided/(used) in investing activities	(371,338)	(311,227)
D)	Cash provided/(used) in financing activities	(828,944)	11,069
E)	Effect of exchange rate changes on cash and cash equivalents	40,689	44,302
F)	Net change in cash and cash equivalents	(139,155)	680,054

G)	Cash and cash equivalents at the end of the period	1,314,432	1,298,049

        Operating Activities.    The Company's net cash provided by operating activities in the first nine months of 2015 and 2014 was Euro 1,020.4 million and Euro 935.9 million, respectively.

        Depreciation and amortization were Euro 352.4 million in the first nine months of 2015 as compared to Euro 280.0 million in the same period of 2014. The increase is mainly due to the strengthening of certain currencies in which the Groups operates.

(17)
For a further discussion of adjusted net income attributable to Luxottica Stockholders , see page 13—"Non-IFRS Measures."
(18)
For a further discussion of adjusted basic earning per share, see page 13—"Non-IFRS Measures."

        The change in accounts receivable was Euro (99.2) million in the first nine months of 2015 as compared to Euro (79.2) million in the same period of 2014. This change in the first nine months of 2015 as compared to 2014 was primarily due to the higher volume of sales. The change in inventory was Euro (88.2) million in the first nine months of 2015 as compared to Euro 21.9 million in the first nine months of 2014. The increase in inventory in 2015 is aimed at improving the quality of the customer experience by having inventory levels in line with customer demand. The change in accounts payable was Euro 50.6 million in the first nine months of 2015 as compared to Euro 0.3 million in the same period of 2014. The change as compared to previous year was primarily due to the continuous improvement in payment terms and conditions and to the overall growth of the Group's business. The change in other assets and liabilities was Euro (22.3) million in the first nine months of 2015 and Euro (37.5) million in the first nine month of 2014, respectively. The change in the first nine months of 2015 as compared to the same period of 2014 was primarily due to the timing of payments of salaries to store personnel in the retail division in North America. Income taxes paid in the first nine months of 2015 were Euro (349.7) million as compared to Euro (183.8) million in the same period of 2014. The increase in income taxes paid in the first nine months of 2015 was due to the Italian entities of the Group and, in particular, to the payment of Euro (91.6) million related to the tax audit of Luxottica S.r.l. for the tax years from 2008 to 2011 and to a general increase in the Group's taxable income. Interest paid was Euro (80.6) million as compared to Euro (62.0) million in the first nine months of 2015 and 2014, respectively. The increase is mainly due to interest accruing on bonds that were issued by the Group during the first nine months of 2014 with payments being made with respect to these securities for the first time in the first nine months of 2015.

        Investing Activities.    The Company's net cash used in investing activities was Euro (371.3)  million and Euro (311.2) million in the first nine months of 2015 and 2014, respectively. The primary investment activities in the first nine months of 2015 were related to (i) the purchase of tangible assets for Euro (239.6) million, (ii) the acquisition of intangible assets for Euro (113.8) million and (iii) the acquisition of the remaining 49% of Luxottica Netherlands for Euro (19.0) million. The primary investment activities in the first nine months of 2014 were related to (i) the purchase of tangible assets for Euro (177.3) million, (ii) the acquisition of intangible assets for Euro (94.6) million and (iii) Euro (29.5) million related to the acquisition of glasses.com and other minor acquisitions related to the Retail segment for Euro (9.9) million.

        Financing Activities.    The Company's net cash provided by/(used in) financing activities was Euro (828.9) million and Euro 11.1 million in the first nine months of 2015 and 2014, respectively. Cash used in financing activities in the first nine months of 2015 consisted (i) primarily of (689.7) million related to the payment of dividends to the Company's shareholders and (ii) of Euro (138.4) million related to the payment of existing debt. Cash generated in the first nine months of 2014 was due to (i) Euro 500 million related to the issuance of bonds and (ii) Euro 55.5 million related to the exercise of stock options. This was offset in 2014 by (i) Euro (318.3) million related to the payment of existing debt and (ii) Euro (308.3) million used to pay dividends to the shareholders of the Company.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS (Amounts in thousands of Euro)	September 30, 2015	December 31, 2014

CURRENT ASSETS:
Cash and cash equivalents	1,314,432	1,453,587
Accounts receivable—net	837,618	754,306
Inventories—net	822,849	728,404
Other assets	192,714	231,397

Total current assets	3,167,614	3,167,695
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,372,162	1,317,617
Goodwill	3,489,986	3,351,263
Intangible assets—net	1,410,001	1,384,501
Investments	62,269	61,176
Other assets	107,670	123,848
Deferred tax assets	195,949	188,199

Total non-current assets	6,638,037	6,426,603

TOTAL ASSETS	9,805,650	9,594,297

LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2015	December 31, 2014

CURRENT LIABILITIES:
Short term borrowings	110,663	151,303
Current portion of long-term debt	554,557	626,788
Accounts payable	784,671	744,272
Income taxes payable	174,685	42,603
Short term provisions for risks and other charges	127,318	187,719
Other liabilities	616,057	636,055

Total current liabilities	2,367,951	2,388,740
NON-CURRENT LIABILITIES:
Long-term debt	1,699,265	1,688,415
Employee benefits	145,923	138,475
Deferred tax liabilities	254,175	266,896
Long term provisions for risks and other charges	91,240	99,223
Other liabilities	89,578	83,770

Total non-current liabilities	2,280,182	2,276,778
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	5,153,171	4,921,479
Non-controlling interests	4,347	7,300

Total stockholders' equity	5,157,519	4,928,779

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	9,805,650	9,594,297

        As of September 30, 2015, total assets increased by Euro 211.4 million to Euro 9,805.7 million, compared to Euro 9,594.3 million as of December 31, 2014.

        In the first nine months of 2015, non-current assets increased by Euro 211.4 million, mainly due to an increase in intangible assets (including goodwill) of Euro 164.2 million, an increase in property, plant and equipment of Euro 54.5 million and an increase in deferred tax assets of Euro 7.7 million and it is partially offset by the decrease in other assets of Euro (16.2) million.

        The increase in intangible assets was due to the positive effects of foreign currency fluctuations of Euro 210.1 million and to the additions in the period of Euro 107.3 million which were partially offset by amortization in the period of Euro 151.0 million.

        The increase in property, plant and equipment was due to the positive currency fluctuation effects of Euro 46.3 million as of September 30, 2015 compared to December 31, 2014, to the additions in the period of Euro 225.4 million and partially offset by depreciation in the period of Euro 201.4 million.

        As of September 30, 2015 as compared to December 31, 2014:

  •
  Accounts receivable increased by Euro 83.3 million, primarily due to (i) the increase in net sales during the first nine months of 2015 and (ii) the seasonality of the Group's business which is generally characterized by higher sales in the first part of the year and collection of the related receivables in the second part of the year;

  •
  Inventories increased by Euro 94.4 million which is aimed at improving the quality of the customer experience by having at any time inventory levels in line with customer demand;

  •
  Accounts payable increased by Euro 40.4 million, primarily due to the increase in volumes in the first nine months of 2015 and to the strengthening of certain currencies in which the Group operates;

  •
  Current taxes payable increased by Euro 132.1 million due to the timing of tax payments made by the Group in various jurisdictions; and

  •
  Employee benefits increased by Euro 7.4 million which was primarily due to the streghtening of the US Dollar compared to the Euro during the first nine months of 2015.

        Our net financial position as of September 30, 2015 and December 31, 2014 was as follows:

(Amounts in thousands of Euro)	September 30, 2015	December 31, 2014

Cash and cash equivalents	1,314,432	1,453,587
Bank overdrafts	(110,663)	(151,303)
Current portion of long-term debt	(554,557)	(626,788)
Long-term debt	(1,699,265)	(1,688,415)

Total net financial position	(1,050,054)	(1,012,918)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group. The interest rate applied to these credit lines depends on the currency and is usually floating.

        As of September 30, 2015, Luxottica together with our wholly-owned Italian subsidiaries had credit lines aggregating Euro 246.3 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 137 basis points. At September 30, 2015, Euro 0.6 million was utilized under these credit lines.

        As of September 30, 2015, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 116.0 million (USD 130.0 million converted at the applicable exchange rate for the period ended September 30, 2015). The interest is at a floating rate of approximately LIBOR plus 50 basis points. At September 30, 2015, these credit lines were not utilized but Euro 43.8 million in aggregate face amount of standby letters of credit were outstanding as of period end.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. These transactions are managed as arms-length market transactions. For further details regarding related party transactions, please refer to Note 29 of the Notes to the Consolidated Financial Statements as of September 30, 2015.

        On January 29, 2013 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1- bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

5.     SUBSEQUENT EVENTS

        For further details regarding any subsequent events, please refer to Note 35 to the Condensed Consolidated Financial Statements as of September 30, 2015.

6.     2015 OUTLOOK

        The financial results reported for the first nine months of 2015 lead management to an optimistic outlook for the full fiscal year primarily driven by the strong performance of the Group's brand portfolio.

NON-IFRS MEASURES

Adjusted measures

        In this Management Report we refer to certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        In the first nine months of 2015, we made adjustments to the following measures: net sales, cost of sales, selling expenses, general and administrative expenses, EBITDA, operating income, net income, income taxes and earnings per share. We adjusted the above items for the modification of the EyeMed reinsurance agreement referenced above (the "EyeMed Adjustment") with an impact for the nine-month period ended September 30, 2015 equal to Euro 130.0 million and for Oakley integration costs and other minor project costs of Euro 34.1 million (Euro 28.9 million net of tax).

        In the first nine months of 2014, we made adjustments to the following measures: net sales, cost of sales, general and administrative expenses, EBITDA, operating income, net income, income taxes and earnings per share. We adjusted the above items for the EyeMed Adjustment for the nine-month period ended September 30, 2014 equal to Euro 22.7 million and for non-recurring expenses related to the termination of the former Group CEO for Euro 15.0 million (Euro 10.9 million net of taxes).

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and endorsed by the European Union. The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry in order to provide a supplemental view of operations that exclude items that are unusual, infrequent or unrelated to our ongoing operations.

        Non—IFRS measures such as EBITDA, EBITDA margin, free cash flow and the ratio of net debt to EBITDA are included in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below (Amounts in millions of Euro):

Luxottica Group	9M 2015
	Net sales	Cost of Sales	EBITDA	Operating Income	Net Income	Base EPS

Reported	6,821.7	(2,165.2)	1,548.5	1,196.2	704.8	1.47
> EyeMed Adjustment	130.0	(130.0)	—	—	—	—
> Oakley's integration and other minor project costs	—	—	34.1	34.1	28.9	0.06
Adjusted	6,951.7	(2,295.3)	1,582.6	1,230.3	733.7	1.53

Luxottica Group	9M 2014
	Net sales	Cost of Sales	EBITDA	Operating Income	Net Income	Base EPS

Reported	5,785.3	(1,955.4)	1,227.6	947.5	555.0	1.17
> EyeMed Adjustment	22.7	(22.7)	—	—	—	—
> Termination of the former Group CEO	—	—	15.0	15.0	10.9	0.02
Adjusted	5,808.0	(1,978.0)	1,242.6	962.5	565.9	1.19

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interests, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared to that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on the Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	9M 2014	9M 2015	FY 2014	LTM September 30, 2015

Net income/(loss)	555.0	704.8	642.6	792.4
(+)
Net income attributable to non-controlling interest	4.0	2.1	3.4	1.5
(+)
Provision for income taxes	316.4	413.4	414.1	511.1
(+)
Other (income)/expense	72.1	75.8	97.5	101.2
(+)
Depreciation and amortization	280.0	352.4	384.0	456.3
(+)
EBITDA	1,227.6	1,548.5	1,541.6	1,862.6
(=)
Net sales	5,785.3	6,821.7	7,652.3	8,688.7
(/)
EBITDA margin	21.2%	22.7%	20.1%	21.4%
(=)

Non-IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	9M 2014(1,3)	9M 2015(1,4)	FY 2014(1,2,3)	LTM September 30, 2015(1,2,3,4)

Adjusted net income/(loss)	565.9	733.7	687.4	855.2
(+)
Net income attributable to non-controlling interest	4.0	2.1	3.4	1.5
(+)
Adjusted provision for income taxes	320.5	418.6	389.2	487.3
(+)
Other (income)/expense	72.1	75.8	97.5	101.2
(+)
Depreciation and amortization	280.0	352.4	384.0	456.3
(+)
Adjusted EBITDA	1,242.6	1,582.6	1,561.6	1,901.7
(=)
Net sales	5,808.0	6,951.7	7,698.9	8,842.7
(/)
Adjusted EBITDA margin	21.4%	22.8%	20.3%	21.5%
(=)

The adjusted figures:

(1)
Include the EyeMed Adjustment. Starting from July 1, 2014 following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of the contract for the twelve-month period ended December 31, 2014 was Euro 46.6 million, for the nine month-period ended September 30, 2014 was Euro 22.7 million, for the nine-month period ended September 30, 2015 was Euro 130.0 million and in the fourth quarter of 2014 was Euro 23.9 million.

(2)
Exclude the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years from 2008 to 2011) of approximately Euro 30.0 million.

(3)
Exclude non-recurring costs of approximately Euro 20.0 million (Euro 14.5 million net of tax) related to the departure of two former Group CEOs in 2014. For the nine month-period ended September 30, 2014 the impact was Euro 15.0 million (Euro 10.9 million net of tax).

(4)
Exclude approximately Euro 34.1 million (Euro 28.9 million net of tax) related to the integration of Oakley and other minor project costs.

Free Cash Flow

        Free cash flow represents EBITDA, as defined above, plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. Our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	9M 2015

Adjusted EBITDA(1)	1,583
Δ working capital	(128)
Capex	(333)

Operating cash flow	1,121
Financial charges(2)	(75)
Taxes	(350)
Other—net(3)	(2)

Free cash flow	695

(1)
Adjusted EBITDA is not an IFRS measure; please see table above for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expenses.

(3)
Equals extraordinary income minus extraordinary expenses.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long-term debt and long-term debt, less cash. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations. The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	September 30, 2015		December 31, 2014

Long-term debt	1,699.3		1,688.4
(+)
Current portion of long-term debt	554.6		626.8
(+)
Bank overdrafts	110.7		151.3
(+)
Cash	(1,314.4)		(1,453.6)
(–)
Net debt	1,050.1		1,012.9
(=)
LTM EBITDA	1,862.6		1,541.6
Net debt/EBITDA	0.6	x	0.7	x
Net debt @ avg. exchange rates(1)	1,046.7		984.3
Net debt @ avg. exchange rates(1)/EBITDA	0.6	x	0.6	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	September 30, 2015(2(b))		December 31, 2014(2(a))

Long-term debt	1,699.3		1,688.4
(+)
Current portion of long-term debt	554.6		626.8
(+)
Bank overdrafts	110.7		151.3
(+)
Cash	(1,314.4)		(1,453.6)
(–)
Net debt	1,050.1		1,012.9
(=)
LTM Adjusted EBITDA	1,901.7		1,561.6
Net debt/LTM Adjusted EBITDA	0.6	x	0.6	x
Net debt @ avg. exchange rates(1)	1,046.7		984.3
Net debt @ avg. exchange rates(1)/LTM EBITDA	0.6	x	0.6	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)
Adjusted figures exclude:

(a)
The non-recurring expenses related to the departure of two former Group CEOs with an approximately Euro 20 million impact on operating income and Euro 14.5 million impact on net income.

(b)
Costs related to the integration of Oakley and other minor projects with an impact of Euro 34.1 million on operating income and Euro 28.9 million impact on net income.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	Note reference	September 30, 2015(*)	December 31, 2014

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,314,432	1,453,587
Accounts receivable	7	837,618	754,306
Inventories	8	822,849	728,404
Other assets	9	192,714	231,397

Total current assets		3,167,614	3,167,695
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,372,162	1,317,617
Goodwill	11	3,489,986	3,351,263
Intangible assets	11	1,410,001	1,384,501
Investments	12	62,269	61,176
Other assets	13	107,670	123,848
Deferred tax assets	14	195,949	188,199

Total non-current assets		6,638,037	6,426,603

TOTAL ASSETS		9,805,650	9,594,297

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	110,663	151,303
Current portion of long-term debt	16	554,557	626,788
Accounts payable	17	784,671	744,272
Income taxes payable	18	174,685	42,603
Short term provisions for risks and other charges	19	127,318	187,719
Other liabilities	20	616,057	636,055

Total current liabilities		2,367,951	2,388,740
NON-CURRENT LIABILITIES:
Long-term debt	21	1,699,265	1,688,415
Employee benefits	22	145,923	138,475
Deferred tax liabilities	14	254,175	266,896
Long term provisions for risks and other charges	23	91,240	99,223
Other liabilities	24	89,578	83,770

Total non-current liabilities		2,280,182	2,276,778
STOCKHOLDERS' EQUITY:
Capital stock	25	29,007	28,900
Legal reserve	25	5,785	5,736
Reserves	25	4,484,852	4,318,124
Treasury shares	25	(71,239)	(73,875)
Net income	25	704,768	642,596

Luxottica Group stockholders' equity	25	5,153,171	4,921,479
Non-controlling interests	26	4,347	7,300
Total stockholders' equity		5,157,519	4,928,779

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,805,650	9,594,297

(*)
Unaudited

CONSOLIDATED STATEMENT OF INCOME

		Three Months ended September 30		Nine Months ended September 30
	Note reference
(Amounts in thousands of Euro)(1)		2015(*)	2014(*)	2015(*)	2014(*)

Net sales	27	2,154,976	1,882,969	6,821,688	5,785,282
Cost of sales	27	689,125	605,552	2,165,220	1,955,366
Gross profit		1,465,851	1,277,417	4,656,468	3,829,916
Selling	27	691,083	590,457	2,088,281	1,710,560
Royalties	27	41,079	36,722	130,644	112,352
Advertising	27	135,319	132,408	441,294	381,202
General and administrative	27	260,749	236,633	800,099	678,260
Total operating expenses		1,128,230	996,221	3,460,318	2,882,375

Income from operations		337,621	281,196	1,196,150	947,541
Other income/(expense)
Interest income	27	2,583	3,154	7,967	8,994
Interest expense	27	(25,651)	(27,445)	(84,347)	(80,764)
Other—net	27	(179)	(14)	531	(367)

Income before provision for income taxes		314,374	256,891	1,120,301	875,405

Provision for income taxes	27	(114,254)	(93,706)	(413,411)	(316,373)
Net income		200,120	163,185	706,891	559,031

Of which attributable to:
—Luxottica Group stockholders		199,655	162,442	704,768	554,982
—Non-controlling interests		465	743	2,123	4,049

NET INCOME		200,120	163,185	706,891	559,031

Weighted average number of shares outstanding:
Basic	30	480,078,163	477,019,093	479,259,114	475,325,386
Diluted	30	481,390,247	479,202,804	481,003,224	478,351,143
EPS:
Basic	30	0.42	0.34	1.47	1.17
Diluted	30	0.41	0.34	1.47	1.16

(1)
Except per share data

(*)
Unaudited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three Months ended September 30		Nine Months ended September 30
(Amounts in thousands of Euro)	2015(*)	2014(*)	2015(*)	2014(*)

Net income	200,120	163,185	706,891	559,031
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(128,968)	239,560	137,961	311,373

Total items that may be reclassified subsequently to profit or loss:	(128,968)	239,560	137,961	311,373

Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans	(54,896)	(10,953)	(7,761)	(45,502)
Related tax effect	23,230	5,448	8,861	19,840

Total items that will not be reclassified to profit or loss	(31,666)	(5,505)	1,100	(25,662)

Total other comprehensive income—net of tax	(160,634)	234,055	139,061	285,711

Total comprehensive income for the period	39,486	397,238	845,952	844,742

Attributable to:
—Luxottica Group stockholders' equity	38,546	396,526	843,344	840,388
—Non-controlling interests	940	712	2,608	4,354

Total comprehensive income for the period	39,486	397,238	845,952	844,742

(*)
Unaudited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
(Amounts in thousands of Euro, except share data)	Number of shares	Amount

	Note 25									Note 26

Balance as of January 1, 2014	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

Total Comprehensive Income as of September 30, 2014	—	—	—	—	529,307	—	311,081	—	840,388	4,354

Exercise of stock options	3,174,345	190	—	55,325	—	—	—	—	55,515	—
Non-cash stock based compensation	—	—	—	—	—	29,856	—	—	29,856	—
Excess tax benefit on stock options	—	—	—	3,704	—	—	—	—	3,704	—
Granting of treasury shares to employees	—	—	—	—	(9,185)	—	—	9,185	—	—
Dividends	—	—	—	—	(308,343)	—	—	—	(308,343)	(3,319)
Allocation to legal reserve	—	—	24	—	(24)	—	—	—	—	—
Balance as of September 30, 2014	480,735,018	28,844	5,736	471,092	4,169,830	298,689	(136,366)	(73,875)	4,763,948	8,142

Balance as of January 1, 2015	481,671,583	28,900	5,736	484,865	4,230,560	300,659	(55,364)	(73,875)	4,921,479	7,300

Total Comprehensive Income as of September 30, 2015	—	—	—	—	705.868	—	137.476	—	843.344	2.608

Exercise of stock options	1,780,350	107	—	43,112	—	—	—	—	43,219	—
Non-cash stock based compensation	—	—	—	—	—	36,886	—	—	36,886	—
Excess tax benefit on stock options	—	—	—	20,383	—	—	—	—	20,383	—
Purchase of treasury shares	—	—	—	—	—	—	—	(7,028)	(7,028)	—
Granting of treasury shares to employees	—	—	—	—	(9,664)	—	—	9,664	—	—
Change in consolidation perimeter	—	—	—	—	(15,397)	—	—	—	(15,397)	(3,594)
Dividends	—	—	—	—	(689,714)	—	—	—	(689,714)	(1,967)
Allocation to legal reserve	—	—	49	—	(49)	—	—	—	—	—
Balance as of September 30, 2015	483,451,933	29,007	5,785	548,360	4,221,604	337,545	82,112	(71,239)	5,153,171	4,347

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	September 30, 2015	September 30, 2014

Income before provision for income taxes		1,120,301	875,405

Stock-based compensation		36,886	29,856
Depreciation and amortization	10/11	352,366	280,023
Net loss fixed assets and other	10/11	17,999	10,053
Financial charges		84,347	80,764
Other non-monetary items		(2,077)	107
Changes in accounts receivable		(99,190)	(79,153)
Changes in inventories		(88,169)	21,856
Changes in accounts payable		50,602	313
Changes in other assets/liabilities		(22,344)	(37,512)

Total adjustments		330,420	306,307

Cash provided by operating activities		1,450,721	1,181,712
Interest paid		(80,587)	(61,995)
Tax paid		(349,697)	(183,807)

Net cash provided by operating activities		1,020,437	935,910

Additions of property, plant and equipment	10	(239,618)	(177,265)
Purchases of businesses—net of cash acquired(*)		(18,990)	(39,397)
Change in investments	12	1,100	—
Additions to intangible assets	11	(113,831)	(94,565)

Cash used in investing activities		(371,338)	(311,227)

(*)
In the nine months of 2015 we acquired the remaining 49% of Luxottica Netherland for Euro (19.0) million.

Purchases of businesses—net of cash acquired in the first six months of 2014 included the purchase of glasses.com for Euro (29.5) million and other minor acquisitions for Euro (9.9) million.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	September 30, 2015	September 30, 2014

Long-term debt:
—Proceeds	21	3.926	497.031
—Repayments	21	(138.379)	(318.346)
Short-term debt:
—Proceeds		—	88,531
—Repayments		(38,999)	—
Exercise of stock options	25	43,217	55,515
Purchase of treasury Shares		(7,028)	—
Dividends		(691,681)	(311,662)

Cash (used in)/provided financing activities		(828,944)	11,069

Increase (decrease) in cash and cash equivalents		(179,845)	635,752

Cash and cash equivalents, beginning of the period		1,453,587	617,995

Effect of exchange rate changes on cash and cash equivalents		40,689	44,302

Cash and cash equivalents, end of the period		1,314,432	1,298,049

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Pursuant to Consob Resolution No. 15519 of July 27, 2006

(Amounts in thousands of Euro)	Note reference	September 30, 2015	Of which related parties (note 29)	December 31, 2014	Of which related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,314,432	—	1,453,587	—
Accounts receivable	7	837,618	17,427	754,306	10,168
Inventories	8	822,849	—	728,404	—
Other assets	9	192,714	3,263	231,397	3,245

Total current assets		3,167,614	20,690	3,167,695	13,414
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,372,162	—	1,317,617	—
Goodwill	11	3,489,986	—	3,351,263	—
Intangible assets	11	1,410,001	—	1,384,501	—
Investments	12	62,269	50,038	61,176	49,478
Other assets	13	107,670	—	123,848	809
Deferred tax assets	14	195,949	—	188,199	—

Total non-current assets		6,638,037	50,038	6,426,603	50,287

TOTAL ASSETS		9,805,650	70,729	9,594,297	63,701

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	110,663	—	151,303	—
Current portion of long-term debt	16	554,557	—	626,788	—
Accounts payable	17	784,671	16,729	744,272	19,978
Income taxes payable	18	174,685	—	42,603	—
Short term provisions for risks and other charges	19	127,318	—	187,719	—
Other liabilities	20	616,057	87	636,055	959

Total current liabilities		2,367,951	16,816	2,388,740	20,937
NON-CURRENT LIABILITIES:
Long-term debt	21	1,699,265	—	1,688,415	—
Employee benefits	22	145,923	—	138,475	—
Deferred tax liabilities	14	254,175	—	266,896	—
Long term provisions for risks and other charges	23	91,240	—	99,223	—
Other liabilities	24	89,578	—	83,770	—

Total non-current liabilities		2,280,182	—	2,276,778	—
STOCKHOLDERS' EQUITY:
Capital stock	25	29,007	—	28,900	—
Legal reserve	25	5,785	—	5,736	—
Reserves	25	4,484,852	—	4,318,124	—
Treasury shares	25	(71,239)	—	(73,875)	—
Net income	25	704,768	—	642,596	—

Luxottica Group stockholders' equity	25	5,153,171	—	4,921,479	—
Non-controlling interests	26	4,347	—	7,300	—
Total stockholders' equity		5,157,519	—	4,928,779	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,805,650	16,816	9,594,297	20,937

CONSOLIDATED STATEMENT OF INCOME
Pursuant to Consob Resolution No. 15519 of July 27, 2006

(Amounts in thousands of Euro)	Note reference	Nine Months ended September 30, 2015	Of which related parties (note 29)	Nine Months ended September 30, 2014	Of which related parties (note 29)

Net sales	27	6,821,688	19,665	5,785,282	18,725
Cost of sales	27	2,165,220	42,181	1,955,366	38,078
Gross profit		4,656,468	(22,516)	3,829,916	(19,353)
Selling	27	2,088,281	45	1,710,560	—
Of which non-recurring	32	1,000	—	—	—
Royalties	27	130,644	718	112,352	694
Advertising	27	441,294	49	381,202	50
General and administrative	27	800,099	3,112	678,260	12,252
Of which non-recurring	32	33,100	—	15,000	—
Total operating expenses		3,460,318	3,924	2,882,375	12,998

Income from operations		1,196,150	(26,440)	947,541	(32,352)
Other income/(expense)
Interest income	27	7,967	—	8,994	—
Interest expense	27	(84,347)	—	(80,764)	—
Other—net	27	531	(362)	(367)	1

Income before provision for income taxes		1,120,301	(26,078)	875,405	(32,350)

Provision for income taxes	27	(413,411)	—	(316,373)	—
Of which non-recurring	32	5,200	—	4,125	—
Net income		706,891	—	559,031	—

Of which attributable to:
—Luxottica Group stockholders		704,768	—	554,982	—
—Non-controlling interests		2,123	—	4,049	—

NET INCOME		706,891	—	559,031	—

Luxottica Group S.p.A.
Registered office at Piazzale Cadorna 3, Milan, 20123 Italy
 Share capital € 29,007,115.98
Authorized and issued

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2015

1. GENERAL INFORMATION

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located in Milan, Italy at Piazzale Luigi Cadorna 3, organized under the laws of the Republic of Italy.

        The Company is controlled by Delfin S.a r.l., a company subject to Luxembourg law. The Chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.a r.l.

        In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The use of a calendar fiscal year by the retail division would not have had a material impact on the consolidated financial statements. The Company's Board of Directors, at its meeting on October 26, 2015, approved the Group's interim condensed consolidated financial statements as of September 30, 2015 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2. BASIS OF PREPARATION

        This Financial Report as of September 30, 2015 has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council dated July 19, 2002. Furthermore, this Financial Report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named the Standing Interpretation Committee ("SIC").

        This unaudited Financial Report as of September 30, 2015 should be read in connection with the consolidated financial statements as of December 31, 2014 which were prepared in accordance with IFRS, as endorsed by the European Union.

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its financial report as of September 30, 2015.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2014 except as described in Note 3 "New Accounting Principles" and taxes on income which are accrued using the tax rate that would be applicable to projected total annual profit.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

2. BASIS OF PREPARATION (Continued)

        This Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern, in particular, over the next twelve months.

        This Financial Report is composed of the Consolidated Statements of Financial Position, the Consolidated Statements of Income, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Changes in Equity, the Consolidated Statements of Cash Flows and Notes to the Condensed Consolidated Financial Statements as of September 30, 2015.

        The Group's reporting currency for the presentation of the Consolidated Financial Statements is the Euro. Unless otherwise specified, the figures in the statements and within these Notes to the Consolidated Financial Statements are expressed in thousands of Euro.

        The Group presents its Consolidated Statements of Income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the Consolidated Statements of Income and of the Consolidated Statements of Financial Position is believed to provide the most relevant information. The Consolidated Statements of Cash Flows was prepared and presented utilizing the indirect method.

        The Financial Statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The Group applied CONSOB resolution n. 15519 dated July 27, 2006 and CONSOB communication n. 6064293 dated July 28, 2006, which defines non-recurring transactions as events which do not occur frequently in the ordinary course of business.

        The preparation of this report required management to use estimates and assumptions that affected the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3. NEW ACCOUNTING PRINCIPLES

New standard and amendments that are effective for the reporting periods beginning on or after January 1, 2015.

        IFRIC 21—Levies.    The interpretation published by the IASB on May 20, 2013 is applicable to periods starting on or after June 17, 2014. IFRIC 21 is an interpretation of IAS 37—Provision, Contingent Liabilities and Contingent Assets, which requires that a provision is booked if, subject to certain other conditions met, an entity has a present obligation as a consequence of a past event ("obligating event"). The interpretation clarifies that the obligating event that requires an obligation to pay taxes to be recorded is the activity that determines the tax payments, as set forth by the law. The group early adopted the interpretation which did not have a significant impact on the consolidated financial statements of the Group.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

3. NEW ACCOUNTING PRINCIPLES (Continued)

        Annual Improvements to IFRSs—2011-2013 Cycle.    The amendments adopted impact: (i) IFRS 3, clarifying that IFRS 3 is not applicable to detect the accounting effects related to the formation of a joint venture or joint arrangement (as defined by IFRS 11) in the financial statements of the joint venture or joint arrangement; (ii) IFRS 13, clarifying the provisions contained in IFRS 13 whereby it is possible to measure fair value of a group of financial assets and liabilities on a net basis applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9; and (iii) IAS 40, clarifying that to determine when buying an investment property constitutes a business combination, reference must be made to the provisions of IFRS 3. The Improvements did not have a significant impact on the Group's consolidated financial statements.

New standards and amendments that are effective for the reporting periods beginning on or after January 1, 2016.

        Amendments to IAS 19—Defined Benefit Plans: Employee Contributions.    The amendment reduces current services costs for the period by contributions paid by employees or by third parties during the period that are not related to the number of years of service, instead of allocating these contributions over the period when the services are rendered. The new provision is applicable to periods beginning on or after February 1, 2015. The amendments are not expected to have a significant impact on the consolidated financial statements of the Group.

        Annual Improvements to IFRSs—2010-2012 Cycle.    The amendments adopted impact: (i) IFRS 2, clarifying the definition of "vesting condition" and introducing the definitions of conditions of service and results; (ii) IFRS 3, clarifying that obligations that correspond to contingent considerations, other than those covered by the definition of equity instrument, are measured at fair value at each balance sheet date, with changes recognized in the income statement; (iii) IFRS 8, requiring information to be disclosed regarding the judgments made by management in the aggregation of operating segments that describes how the segments have been aggregated and the economic indicators that have been evaluated in order to determine that the aggregated segments have similar economic characteristics; (iv) IAS 16 and IAS 38, clarifying the procedures for determining the gross carrying amount of assets when a revaluation is determined as a result of the revaluation model; and (v) IAS 24, establishing the disclosures to be provided when there is a related party entity that provides key management personnel services to the reporting entity. The new provisions are applicable to periods beginning on or after February 1, 2015. The amendments are not expected to have a significant impact on the consolidated financial statements of the Group.

        IFRS 9—Financial instruments.    This standard was issued in July 2014. The final version of IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces to three the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

3. NEW ACCOUNTING PRINCIPLES (Continued)

consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The new model introduced by IFRS 9 eliminates the threshold for the recognition of expected credit losses, so that it is no longer necessary for a trigger event to have occurred before credit losses are recognized, and requires an entity to recognize expected credit losses at all times and to update the amount of expected credit losses at each reporting date to reflect changes in the credit risk of the financial instrument. IFRS 9 contains a three-stage approach to account for credit losses. Each stage dictates how an entity measures impairment losses. IFRS 9 aligns hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. The new standard enables an entity to use information produced internally as a basis for hedge accounting. The standard is not applicable until January 1, 2018, but is available for early adoption. The Group has not early adopted and is assessing the full impact of adopting IFRS 9.

        IFRS 15—Revenue from contracts with customers.    This standard was issued on May 28, 2014. The new standard will be effective for the first interim period within the annual reporting periods beginning on or after January 1, 2017. This standard replaces IAS 18—Revenues, IAS 11—Construction Contracts, IFRIC 13—Customers Loyalty Programs, IFRIC 15—Agreements for Constructions of Real Estate, IFRIC 18—Transfers of Assets from Customers and SIC 31—Revenue—Barter Transactions Involving Advertising Services. Revenue is recognized when the customer obtains control over goods or services and, therefore, when it has the ability to direct the use of and obtain the benefit from them. If entity agrees to provide goods or services for consideration that varies upon certain future events occurring or not occurring, an estimate of this variable consideration is included in the transaction price only if highly probable. The consideration in multiple element transactions is allocated based on the price an entity would charge a customer on a stand-alone basis for each good or service. Entities sometimes incur costs, such as sales commissions, to obtain or fulfill a contract. Contract costs that meet certain criteria are capitalized as an asset and amortized as revenue is recognized. The standard also specifies that an entity should adjust the transaction price for the time value of money in case the contract includes a significant financing component. The Group is currently evaluating the impact that the application of the new standard will have on its consolidated financial statements.

        Amendments to IAS 16 and 38—Clarification of Acceptable Methods of Depreciation and Amortization.    The amendments clarify the use of the "revenue based methods" to calculate the depreciation of a building. The amendments are applicable starting January 1, 2016. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

        Amendments to IFRS 11—Accounting for Acquisitions of Interests in Joint Operations.     The amendments advise on how to account for acquisitions of interests in joint operations. The amendments are applicable starting January 1, 2016 and are not yet endorsed by the European Union. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

        Amendments to IFRS 10 and IAS 28—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.    These amendments clarify the accounting treatment in relation to profits or losses arising from transactions with joint ventures or associates accounted for using the equity method. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of the amendments on its consolidated financial statements.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

3. NEW ACCOUNTING PRINCIPLES (Continued)

        Annual Improvements to IFRSs—2012-2014 Cycle.    The provisions modify IFRS 5, IFRS 7, IAS 19 and IAS 34. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of these amendments on its consolidated financial statements.

        Amendments to IAS 1—Disclosure Initiative.    The amendments concern materiality, the aggregation of items, structure of the notes, information about accounting policies and the presentation of other comprehensive income arising from the measurement of equity method investments. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of these amendments on its consolidated financial statements.

        Amendments to IFRS 10, IFRS 12 and IAS 28—Investment Entities: Applying the Consolidation Exception.    The amendments provide clarification of the application of the exception to consolidation of investment entities. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of these amendments on its consolidated financial statements.

4. BUSINESS COMBINATIONS

        On April 16, 2015, the Company acquired the remaining 49% of the share capital of its subsidiary Luxottica Nederland BV for Euro 19.0 million. The difference of Euro 15.4 million between the purchase price and the value of the minority interest was recorded as a reduction of the Group's net equity.

5. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution (Wholesale), and (2) Retail Distribution (Retail).

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In September 2014, the Group announced the adoption of the Co-CEO Model to better respond to the growing complexity of the Group. The Co-CEO governance model, which was implemented in January 2015, did not affect the Company's operating segments and information reviewed by the chief operating decision makers in 2014. The disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officers, in their role as Chief Operating Decision Makers, to make decisions about resources to be allocated to the segments and assess their performance.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

5. SEGMENT INFORMATION (Continued)

        Total assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Nine months ended September 30, 2015
Net sales(a)	2,834,063	3,987,625	—	6,821,688
Income from operations(b)	707,197	644,307	(155,354)	1,196,150
Interest income	—	—	—	7,967
Interest expense	—	—	—	(84,347)
Other-net	—	—	—	531
Income before provision for income taxes	—	—	—	1,120,301
Provision for income taxes	—	—	—	(413,411)
Net income	—	—	—	706,891
Of which attributable to:
Luxottica stockholders	—	—	—	704,768
Non-controlling interests	—	—	—	2,123
Capital expenditures	(124,831)	(207,691)	—	(332,522)
Depreciation and amortization	(116,869)	(169,501)	(65,996)	(352,366)

Nine months ended September 30, 2014
Net sales(a)	2,489,520	3,295,762	—	5,785,282
Income from operations(b)	615,339	487,727	(155,524)	947,541
Interest income	—	—	—	8,994
Interest expense	—	—	—	(80,764)
Other-net	—	—	—	(367)
Income before provision for income taxes	—	—	—	875,405
Provision for income taxes	—	—	—	(316,373)
Net income	—	—	—	559,031
Of which attributable to:
Luxottica stockholders	—	—	—	554,982
Non-controlling interests	—	—	—	4,049
Capital expenditures	(105,998)	(164,063)	—	(270,061)
Depreciation and amortization	(88,768)	(132,626)	(58,628)	(280,022)

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets not allocated to the segments.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items:

(Amounts in thousands of Euro)	As of September 30, 2015	As of December 31, 2014

Cash at bank	1,306,926	1,411,145
Checks	5,301	9,611
Cash and cash equivalents on hand	2,205	2,831

Total	1,314,432	1,453,587

        There is no restricted cash. On June 25, 2015 the Company signed an agreement to enhance the market liquidity of its shares in compliance with CONSOB's market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity. The agreement is between the Company and Kepler Capital Markets SA.

7. ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months:

(Amounts in thousands of Euro)	As of September 30, 2015	As of December 31, 2014

Accounts receivable	880,212	793,210
Allowance for doubtful accounts	(42,594)	(38,904)

Total accounts receivable	837,618	754,306

        The increase in accounts receivable is primarily due to the increase in net sales during the first nine months of 2015.

8. INVENTORIES

        Inventories are comprised of the following items:

(Amounts in thousands of Euro)	As of September 30, 2015	As of December 31, 2014

Raw materials	201,341	186,593
Work in process	50,737	47,674
Finished goods	717,135	627,300
Less: inventory obsolescence reserves	(146,364)	(133,163)

Total	822,849	728,404

        The increase in inventories is primarily due to the higher demand from customers.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

9. OTHER CURRENT ASSETS

        Other assets comprise the following items:

(Amounts in thousands of Euro)	As of September 30, 2015	As of December 31, 2014

Sales taxes receivable	23,758	40,494
Other assets	43,631	50,394
Total financial assets	67,389	90,888
Income tax receivable	9,372	50,356
Advances to suppliers	24,921	14,343
Prepaid expenses	70,059	44,771
Other assets	20,973	31,039
Total other assets	125,325	140,509

Total other current assets	192,714	231,397

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 2.2 million as of September 30, 2015 (Euro 1.0 million as of December 31, 2014), as well as other assets of the North America retail division totaling Euro 18.1 million as of September 30, 2015 (Euro 12.6 million as of December 31, 2014).

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 20.9 million as of September 30, 2015 (Euro 31.0 million as of December 31, 2014).

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk of these financial assets.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

10. PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2014
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Total as of January 1, 2014	456,011	425,898	26,252	275,075	1,183,236

Increases	39,309	58,345	7,522	72,101	177,277
Decreases/write downs	(1,294)	(2,636)	(2,893)	(3,229)	(10,052)
Business combinations	4	4,792	—	724	5,520
Translation difference and other	33,377	47,190	3,807	(16,134)	68,240
Depreciation expense	(44,205)	(75,694)	(1,268)	(43,535)	(164,702)

Total balance as of September 30, 2014	483,202	457,896	33,420	285,003	1,259,520

Of which:
Historical cost	1,001,099	1,235,699	45,971	676,653	2,959,421
Accumulated depreciation	(517,899)	(777,803)	(12,550)	(391,649)	(1,699,902)

Total as of September 30, 2014	483,202	457,896	33,420	285,003	1,259,520

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2015
Historical cost	1,032,956	1,303,833	46,300	700,746	3,083,835
Accumulated depreciation	(536,643)	(816,474)	(13,047)	(400,053)	(1,766,218)

Total as of January 1, 2015	496,313	487,359	33,253	300,693	1,317,617

Increases	51,651	60,174	—	113,611	225,436
Decreases/write downs	(6,288)	(1,244)	—	(8,310)	(15,842)
Translation difference and other	28,554	43,494	—	(25,741)	46,307
Depreciation expense	(54,322)	(91,604)	(1,469)	(53,963)	(201,358)

Total balance as of September 30, 2015	515,909	498,179	31,784	326,290	1,372,162

Of which:
Historical cost	1,109,581	1,411,157	46,300	764,381	3,331,419
Accumulated depreciation	(593,672)	(912,979)	(14,516)	(438,091)	(1,959,258)

Total as of September 30, 2015	515,909	498,179	31,784	326,290	1,372,162

        Of the total depreciation expense of Euro 201.4 million as of September 30, 2015 (Euro 164.7 million in the same period of 2014), Euro 70.1 million (Euro 61.2 million in the same period of 2014) is included in

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

10. PROPERTY, PLANT AND EQUIPMENT (Continued)

cost of sales, Euro 98.5 million (Euro 80.5 million in the same period of 2014) in selling expenses, Euro 8.1 million (Euro 5.4 million in the same period of 2014) in advertising expenses, and Euro 24.7 million (Euro 17.6 million in the same period of 2014) in general and administrative expenses.

        Capital expenditures in the first nine months of 2015 and 2014 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores.

        Other equipment includes Euro 95.2 million for assets under construction as of September 30, 2015 (Euro 62.6 million as of December 31, 2014).

        Leasehold improvements totaled Euro 190.2 million and Euro 169.2 million as of September 30, 2015 and December 31, 2014, respectively.

11. GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets in the nine months as of September 30, 2014 and as of September 30, 2015, were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2014
Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Total as of January 1, 2014	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Increases	—	36	—	—	94,529	94,565
Decreases/write downs	—	—	—	—	(221)	(221)
Business combinations	22,685	5,351	—	—	6,915	34,951
Translation difference and other	214,964	59,154	11,483	1,062	29,924	316,582
Impairment and amortization expense	—	(48,019)	(10,318)	(794)	(56,189)	(115,321)

Balance as of September 30, 2014	3,282,865	777,416	139,638	11,970	425,026	4,636,916

Historical cost	3,282,865	1,596,651	250,720	22,809	777,331	5,930,375
Accumulated amortization	—	(819,235)	(111,081)	(10,839)	(352,304)	(1,293,459)

Total Balance as of September 30, 2014	3,282,865	777,416	139,638	11,970	425,026	4,636,916

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

11. GOODWILL AND INTANGIBLE ASSETS (Continued)

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2015
Historical cost	3,351,263	1,628,250	258,145	23,639	829,944	6,091,241
Accumulated amortization	—	(854,562)	(118,507)	(11,529)	(370,880)	(1,355,477)

Total as of January 1, 2015	3,351,263	773,688	139,638	12,110	459,064	4,735,764

Increases	—	99	—	—	107,163	107,261
Decreases/write downs	—	—	—	—	(2,149)	(2,149)
Translation difference and other	138,723	41,169	4,925	1,019	24,283	210,116
Amortization expense	—	(54,201)	(11,761)	(966)	(84,082)	(151,009)

Balance as of September 30, 2015	3,489,986	760,756	132,802	12,163	504,280	4,899,987

Historical cost	3,489,986	1,701,115	269,965	25,618	953,021	6,439,706
Accumulated amortization	—	(940,358)	(137,164)	(13,455)	(448,741)	(1,539,718)

Total Balance as of September 30, 2015	3,489,986	760,756	132,802	12,163	504,280	4,899,987

        Of the total amortization expense of intangible assets as of September 30, 2015 of Euro 151.0 million (Euro 115.3 million in the same period of 2014), Euro 132.8 million (Euro 103.9 million in the same period of 2014) is included in general and administrative expenses, Euro 13.5 million (Euro 9.4 million in the same period of 2014) is included in selling expenses and Euro 4.7 million (Euro 2.0 million in the same period of 2014) is included in cost of sales.

        The increase in intangible assets is mainly due to the implementation of a new IT infrastructure.

12. INVESTMENTS

        Investments amounted to Euro 62.3 million (Euro 61.2 million as of December 31, 2014) and mainly related to investments in Eyebiz Laboratories Pty Limited for Euro 5.0 million (Euro 5.4 million as of December 31, 2014) and in Salmoiraghi & Viganò of Euro 43.8 million (Euro 42.6 million as of December 31, 2014.)

13. OTHER NON-CURRENT ASSETS

(Amounts in thousands of Euro)	As of September 30, 2015	As of December 31, 2014

Other financial assets	80,661	83,739
Other assets	27,009	40,109

Total other non-current assets	107,670	123,848

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

13. OTHER NON-CURRENT ASSETS (Continued)

        Other financial assets primarily include security deposits totaling Euro 36.6 million (Euro 33.7 million as of December 31, 2014).

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk of these financial assets.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 27.0 million (Euro 40.1 million as of December 31, 2014).

14. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of September 30, 2015 and December 31, 2014 is as follows:

(Amounts in thousands of Euro)	As of September 30, 2015	As of December 31, 2014

Deferred tax assets	195,949	188,199
Deferred tax liabilities	254,175	266,896

Deferred tax liabilities (net)	58,226	78,697

        Deferred income tax assets are recognized for temporary differences between the tax base and the accounting base of inventory, material and intangible assets, pension funds, tax losses that can be carried forward and of the risk provisions for each tax jurisdiction. Deferred tax liabilities are recognized for the temporary difference between the tax base value and the accounting base of material and intangible assets for each tax jurisdiction.

15. SHORT-TERM BORROWINGS

        Short-term borrowings at September 30, 2015, reflects current account overdrafts with various banks as well as uncommitted short-term lines of credit with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of September 30, 2015 and as of December 31, 2014, the Company had unused short-term lines of credit of approximately Euro 636.1 million and Euro 598.1 million, respectively.

        The Company and its wholly-owned Italian subsidiaries Luxottica S.r.l. and Luxottica Italia S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 246.3 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At September 30, 2015, these credit lines were utilized in the amount of Euro 0.6 million.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 116.0 million (USD 130.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At September 30, 2015, these credit lines were unutilized. There was Euro 43.8 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

15. SHORT-TERM BORROWINGS (Continued)

        The blended average interest rate on these lines of credit is approximately LIBOR plus a spread that may range from 0% to 0.50%, depending on the line of credit.

        The book value of short-term borrowings is approximately equal to their fair value.

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group as further described below in Note 21 "Long-term debt."

17. ACCOUNTS PAYABLE

        Accounts payable were Euro 784.7 million as of September 30, 2015 (Euro 744.3 million as of December 31, 2014). The increase in accounts payable is primarily due to increased volumes in the first nine months of 2015 and to the strengthening of certain currencies in which the Group operates.

        The carrying value of accounts payable is approximately equal to their fair value.

18. INCOME TAXES PAYABLE

        The balance is detailed below:

(Amounts in thousands of Euro)	As of September 30, 2015	As of December 31, 2014

Current year income taxes payable	214,082	77,806
Income tax advance payments	(39,397)	(35,203)

Total	174,685	42,603

        The expected tax rate for 2015 is 36.9%. The increase in income taxes payable is due to the timing of the tax payments in the different jurisdictions in which the Group operates.

19. SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688
Increases	1,881	5,822	20	18,418	20,122	46,264
Decreases	(115)	(5,500)	(26)	(9,764)	(12,789)	(28,195)
Foreign translation difference and other movements	110	395	225	3	2,744	3,478
Balance as of September 30, 2014	2,872	6,252	64,147	23,429	48,533	145,233

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

19. SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES (Continued)

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2014	1,911	6,375	104,076	28,225	47,132	187,719
Increases	1,175	7,281	389	18,826	23,197	50,868
Decreases	(1,439)	(6,625)	(91,754)	(11,245)	(10,649)	(121,712)
Foreign translation difference and other movements	482	528	3,809	(1,408)	7,031	10,442
Balance as of September 30, 2015	2,129	7,559	16,519	34,398	66,712	127,318

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

        The tax provision mainly comprises the accruals made in previous years related to a tax audit on Luxottica S.r.l. for fiscal years from 2008 to 2011. The decrease in 2015 is related to the payment of Euro 91.6 million for the audit of the tax years from 2008 to 2011.

20. OTHER LIABILITIES

        The balance is detailed below:

(Amounts in thousands of Euro)	As of September 30, 2015	As of December 31, 2014

Premiums and discounts	4,193	9,989
Leasing rental	21,702	19,405
Insurance	10,386	10,147
Sales taxes payable	34,389	40,237
Salaries payable	290,006	291,175
Due to social security authorities	25,631	41,106
Sales commissions payable	7,542	7,079
Royalties payable	2,047	2,298
Derivative financial liabilities	1,731	4,376
Other liabilities	172,705	151,526

Total financial liabilities	570,332	577,338

Deferred income	39,230	52,722
Other liabilities	6,494	5,995

Total liabilities	45,725	58,717

Total other current liabilities	616,057	636,055

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

21. LONG-TERM DEBT

        Long-term and short-term debt was Euro 2,253.8 million and Euro 2,315.2 million as of September 30, 2015 and December 31, 2014, respectively.

        The roll-forward of long-term and short-term debt in the first nine months of 2015 and 2014 is as follows:

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2014	298,478	1,683,970	52,061	2,034,510

Proceeds from new and existing loans	—	494,655	5,325	499,980
Repayments	(300,000)	—	(18,346)	(318,346)
Amortization of fees and interests	1,522	17,763	—	19,284
Translation difference	—	54,958	3,517	58,475
Balance as of September 30, 2014	—	2,251,345	42,556	2,293,901

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2015	—	2,271,171	44,032	2,315,203

Proceeds from new and existing loans	—	—	14,275	14,275
Repayments	—	(113,967)	(24,412)	(138,379)
Amortization of fees and interests	—	3,930	—	3,930
Translation difference	—	55,290	3,504	58,794
Balance as of September 30, 2015	—	2,216,424	37,399	2,253,823

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see Note 3(f)—Default risk: negative pledges and financial covenants of the Notes to the Audited Consolidated Financial Statements as of December 31, 2014). As of September 30, 2015, the Group was in compliance with these financial covenants.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

21. LONG-TERM DEBT (Continued)

        The table below summarizes the Group's long-term debt as of September 30, 2015:

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of September , 2015	Maturity

Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	2.625%	2.625%	February 10, 2024

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. On January 20, 2014, the Notes were assigned an A-credit rating by Standard & Poor's and this rating remains unchanged.

        On April 17, 2012, the Group and U.S. Holdings entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. On February 27, 2015, the Group, terminated the multicurrency (Euro/USD) revolving credit facility with a stated maturity of April 10, 2019. As of the date of termination, the facility was undrawn.

        On April 29, 2013, the Group Board of Directors authorized a Euro 2.0 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are listed on the Luxembourg Stock Exchange.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. Interest on the Notes accrues at 2.625% per annum. The Notes were assigned an A-credit rating and this rating remains unchanged.

        The fair value of long-term debt as of September 30, 2015 was equal to Euro 2,410.9 million of which Euro 524.6 million was short-term debt (Euro 2,518.5 as of December 31, 2014). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt, and adjusted in order to take into account the Group's current credit rating. The fair value of long-term debt does not include capital lease obligations of Euro 34.4 million.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

21. LONG-TERM DEBT (Continued)

        Long-term debt, including capital lease obligations, as of September 30, 2015, matures as follows:

(Amounts in thousands of Euro)

October 2015 – September 2016	510,124
October 2016 – September 2017	25,182
October 2017 – September 2018	94,671
October 2018 – September 2019	114,255
Subsequent years	1,473,994
Effect deriving from the adoption of the amortized cost method	35,596
Total	2,253,822

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

	(Amounts in thousands of Euro)	Notes	September 30, 2015	December 31, 2014

A	Cash and cash equivalents	6	1,314,432	1,453,587
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	2,207	1,008
D	Availabilities (A) + (B) + (C)		1,316,638	1,454,595
E	Current Investments
F	Bank overdrafts	15	110,663	151,303
G	Current portion of long-term debt	16	554,557	626,788
H	Hedging instruments on foreign exchange rates	20	1,731	4,376
I	Hedging instruments on interest rates	20	—	—
J	Current Liabilities (F) + (G) + (H) + (I)		666,951	782,467
K	Net Liquidity (J) – (E) – (D)		(649,687)	(672,128)
L	Long-term debt	21	26,336	21,848
M	Notes payables	21	1,672,929	1,666,567
N	Hedging instruments on interest rates		—	—
O	Total Non-Current Liabilities (L) + (M) + (N)		1,699,265	1,688,415
P	Net Financial Position (K) + (O)		1,049,578	1,016,287

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

21. LONG-TERM DEBT (Continued)

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	September 30, 2015	December 31, 2014

Net Financial Position, as presented in the Notes	1,049,578	1,016,287

Hedging instruments on foreign exchange rates	2,207	1,008
Hedging instruments on interest rates—ST	—	—
Hedging instruments on foreign exchange rates	(1,731)	(4,376)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,050,054	1,012,918

        Interest accrued and not yet paid of Euro 43.5 million (Euro 39.8 million as of December 31, 2014) is classified under current liabilities. Interest accrued and not yet paid was classified under non- current liabilities as of December 31, 2014.

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13—Fair Value.

        IFRS 13 refer to valuation hierarchy techniques that are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques, the Group complies with the following hierarchy:

  a)
  Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

  b)
  Utilization of valuation techniques that are primarily based on observable market prices; and

  c)
  Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on September 30, 2015 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

21. LONG-TERM DEBT (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		September 30, 2015
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	2,207	—	2,207	—
Foreign Exchange Contracts	Other current liabilities	1,731	—	1,731	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2014
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	1,008	—	1,008	—
Foreign Exchange Contracts	Other current liabilities	4,376	—	4,376	—

        As of September 30, 2015 and December 31, 2014 the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using valuation techniques based on observable market data.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including yield curves and spot and forward prices.

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 145.9 million (Euro 138.5 million as of December 31, 2014). The balance mainly included liabilities for termination indemnities of Euro 48.0 million (Euro 51.2 million as of December 31, 2014) and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 97.9 million (Euro 87.3 million as of December 31, 2014). The increase as of September 30, 2015 compared to 2014 is mainly due to the decrease in the discount rates used to calculate the liabilities.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

23. NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of January 1, 2014	9,944	23,481	45,556	18,563	97,544

Increases	2,777	4,461	2,880	313	7,551
Decreases	(3,128)	(5,456)	—	(399)	(6,104)
Translation difference and other movements	(189)	2,331	2,852	5,778	10,773

Balance as of September 30, 2014	9,405	24,816	51,288	24,255	109,764

Balance as of January 1, 2015	10,755	24,548	48,771	15,149	99,223
Increases	1,084	8,388	—	5,791	15,264
Decreases	(2,629)	(7,958)	(488)	(4,251)	(15,325)
Translation difference and other movements	(1,487)	2,053	(3,633)	(4,854)	(7,921)

Balance as of September 30, 2015	7,723	27,031	44,650	11,836	91,240

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.3 million (Euro 5.7 million as of December 31, 2014) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 0.6 million (Euro 0.4 million as of December 31, 2014).

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 89.6 million and Euro 83.8 million as of September 30, 2015 and December 31, 2014, respectively.

        The balance mainly includes "Other liabilities" of the North American retail divisions of Euro 68.7 million and Euro 41.9 million as of September 30, 2015 and December 31, 2014, respectively.

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of September 30, 2015 amounted to Euro 29,007,115.98 and was comprised of 483,451,933 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of January 1, 2015 amounted to Euro 28,900,294.98 and was comprised of 481,671,583 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 1,780,350 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 106,821 during the first nine months of 2015.

        The total options exercised in the first nine months of 2015 were 1,780,350, of which 28,000 refer to the 2008 grant 150,000 refer to the Extraordinary 2009 grant (reassignment of the 2006 performance grant), 77,228 refer to the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 28,272

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

refer to the 2009 ordinary grant, 143,500 refer to the 2010 ordinary grant, 279,500 refer to the 2011 ordinary grant and 1,073,850 refer to the 2012 ordinary grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equity in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury shares

        Treasury shares were equal to Euro (71.2) million as of September 30, 2015 (Euro (73.9) million as of December 31, 2014). The decrease of Euro 2.7 million was primarily due to grants to certain top executives equaling 498,778 treasury shares in the amount of Euro 9.7 million as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2012 Performance Share Plan ("PSP"). This amount was partially offset by the purchase of 118,168 treasury shares for Euro 7.0 million. As a result, the number of Group treasury shares was reduced from 3,647,725 as of December 31, 2014 to 3,267,115 as of September 30, 2015.

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 4.3 million and Euro 7.3 million as of September 30, 2015 and December 31, 2014, respectively. The reduction was mainly due to the change in the scope of entities consolidated into the Group of Euro 3.6 million.

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Section 3—"Financial Results" in the Management Report on the Interim Consolidated Financial Results as of September 30, 2015.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

28. COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 441.6 million as of September 30, 2015 and Euro 536.9 million as of December 31, 2014.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,362.2 million as of September 30, 2015 and Euro 1,332.8 million as of December 31, 2014.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 214.4 million as of September 30, 2015 and Euro 223.8 million as of December 31, 2014.

Guarantees

        The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for three stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At September 30, 2015, the Group's maximum liability amounted to Euro 0.4 million (Euro 1.0 million at December 31, 2014).

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 4.5 million (USD 5.0 million) at September 30, 2015 and Euro 3.3 million at December 31, 2014 (USD 4.0 million). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been recorded based on the present value of the estimated fair value of the commitments related to the stipulated guarantees. This liability is not significant to the interim financial results as of September 30, 2015 and as of December 31, 2014. The liability expires at various dates through October 23, 2025.

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an investigation conducted by the French Competition Authority ("FCA") relating to pricing and sales practices in such industry. The investigation is ongoing. In May 2015, the Company received a Statement of Objections from the FCA. This document contains the FCA's preliminary position on alleged anti-competitive practices and it does not prejudice its final decision.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

28. COMMITMENTS AND RISKS (Continued)

        Luxottica has examined the FCA's preliminary findings reported in the Statement of Objections and will vigorously defend itself against the allegations.

        No provision has been booked by the Group as this matter is at an early stage which makes it not possible to assess the probability and range of potential liability. If the FCA concludes that there was a violation, it will impose a fine, which may be contested in court. Such fine, assuming it was upheld by the court, could have a material effect on the Company's results of operations and financial condition.

Other proceedings

        The Company and its subsidiaries are defendants in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

29. RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by Claudio Del Vecchio who is related to the Chairman of the Group. Royalties paid under this agreement to BBG were Euro 0.5 million at September 2015 and Euro 0.6 million in the same period of 2014. Management believes that the terms of the license agreement are fair to the Company.

Lease of corporate offices

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Luigi Cadorna 3, Milan. The lease will be for a period of seven years and 5 months and will be renewable for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which through Delfin S.àr.l, is ultimately controlled by the Company's Chairman Leonardo Del Vecchio and therefore the lease agreement is a transaction with related parties. In accordance with the procedure on related parties adopted by the Company and Consob regulation n. 17221/2010 and in light of the contract balance, the agreement qualifies as a minor transaction with related parties. On September 30, 2014, the Risk and Control Committee, solely composed of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering into this transaction as well as on the convenience and fairness of the related conditions. In the first nine months of 2015 the Company incurred an expense for the lease of the building of Euro 2.8 million.

Guarantee from Delfin

        Delfin S.à r.l. agreed to reimburse the Company, on a pro-rata basis, for any bonus paid by the Company to Adil Mehboob-Khan should he resign on or before December 31, 2017. The reimbursement obligation equals Euro 7.0 million if Mr. Mehboob-Khan resigns in 2015, Euro 4.7 million if he resigns in 2016 and Euro 2.3 million if he resigns in 2017. Delfin's reimbursement obligation does not apply if Mr. Mehboob-Khan's employment is terminated for good cause.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

29. RELATED PARTY TRANSACTIONS (Continued)

Granting of shares to employees

        On May 4, 2015 the Board of Directors of Luxottica Group S.p.A. approved the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of its Chairman and Founder, Mr. Leonardo Del Vecchio. This share award is a gift from the Founder, with an aggregate amount of 119,755 Luxottica Group treasury shares distributed. Delfin S.à.r.l. assumed all costs and expenses of the share grant.

        A summary of related party transactions as of September 30, 2014 and 2015 is provided below:

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of September 30, 2015 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	260	541	41	361
Eyebiz Laboratories Pty Limited	4,434	42,026	8,442	15,894
Salmoiraghi & Viganò	13,073	1	59,403	1
Others	1,898	3,899	2,843	561

Total	19,665	46,467	70,729	16,816

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of September 30, 2014 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	264	583	26	318
Eyebiz Laboratories Pty Limited	3,975	37,890	9,802	11,155
Salmoiraghi & Viganò	12,535	7	54,711	1
Others	1,951	12,596	2,848	12,268

Total	18,725	51,077	67,387	23,742

        Total remuneration due to key managers amounted to approximately Euro 28.3 million (Euro 39.9 million at September 30, 2014).

        In the first nine months of 2015, transactions with related parties resulted in cash outflows of approximately Euro 33.6 million.

30. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for the first nine months of 2015 and 2014 amounting to Euro 704.8 million and Euro 555.0 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in the first nine months of 2015 were equal to Euro 1.47 compared to Euro 1.17 in the same period of 2014. Diluted earnings per share as of September 30, 2015 were equal to Euro 1.47 compared to Euro 1.16 in the same period of 2014.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

30. EARNINGS PER SHARE (Continued)

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	September 30, 2015	September 30, 2014

Weighted average shares outstanding—basic	479,259,114	475,325,386
Effect of dilutive stock options	1,744,110	3,025,757
Weighted average shares outstanding—dilutive	481,003,224	478,351,143
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	2,263,249	1,737,180

31. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first nine months of 2015 or 2014.

32. NON-RECURRING TRANSACTIONS

        During the second quarter of 2015, the Group incurred non-recurring expenses related to the integration of Oakley and other minor projects with a Euro 34.1 million impact on operating income and an approximately Euro 28.9 million impact on net income. These costs primarily relate to severance expenses and asset write-offs. Costs related to the Oakley integration and other minor projects will continue into the fourth quarter of 2015. The Group estimates that expenses expected to be incurred in the last three months of 2015 to complete the Oakley integration and other minor projects will equal approximately Euro 18 million.

        In the first nine months of 2014, the Group recorded a non-recurring expenditure amounting to Euro 15 million (Euro 10.9 million net of taxes) related to the termination agreement of the employment relationship and the administration relationship between the former Group CEO Andrea Guerra and Luxottica Group SpA.

33. SHARE-BASED PAYMENTS

        On April 29, 2014, the Performance Shares Plan—2013/2017 PSP Plan (hereinafter the "2013 PSP") for senior managers and employees of the Company that are identified by the Board of Directors was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board of Directors are achieved over a specified three-year period.

        On May 4, 2015, the Board of Directors granted certain key employees 1,581,960 rights to receive ordinary shares ("units") pursuant to the 2013 PSP plan.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2015

33. SHARE-BASED PAYMENTS (Continued)

        The fair value of the units granted under the 2013 PSP plan was Euro 57.57 per unit. The fair value was estimated on the grant date using the binomial model and the following weighted average assumptions:

Share Price at grant date	60.02
Expected life	3 years
Dividend Yield	1.39%

34. SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 56.6 percent of our net sales in the first nine months of 2015 (in line with the same period of 2014).

35. SUBSEQUENT EVENTS

        There were no events subsequent September 30, 2015 and up to the date this report was authorized for issue that are required to be described herein.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of September 30, 2015	Final exchange rate as of September 30, 2015	Average exchange rate as of September 30, 2014	Final exchange rate as of December 31, 2014

(per €1)
Argentine Peso	9.8397	10.1653	10.7293	10.2755
Australian Dollar	1.4261	1.4550	1.4989	1.4829
Brazilian Real	3.3101	3.4699	3.1499	3.2207
Canadian Dollar	1.3774	1.3839	1.5029	1.4063
Chilean Peso	693.3432	714.9210	757.7884	737.2970
Chinese Renminbi	6.9408	6.9366	8.4500	7.5358
Colombian Peso	2,772.6446	2,896.4500	2,686.0964	2,892.2600
Croatian Kuna	7.6277	7.5948	7.6247	7.6580
Great Britain Pound	0.7323	0.7114	0.8213	0.7789
Hong Kong Dollar	8.6517	8.6740	10.6292	9.4170
Hungarian Forint	307.5057	314.9300	306.9310	315.5400
Indian Rupee	70.1244	71.1873	83.2892	76.7190
Israeli Shekel	4.3635	4.2211	4.7706	4.7200
Japanese Yen	134.2042	137.0100	140.4028	145.2300
Malaysian Ringgit	4.0621	4.2185	4.4771	4.2473
Mexican Peso	16.8887	17.5332	17.9747	17.8679
Namibian Dollar	13.3048	13.6416	14.6758	14.0353
New Zealand Dollar	1.5063	1.6548	1.6149	1.5525
Norwegian Krona	8.6483	8.7910	8.2766	9.0420
Peruvian Nuevo Sol	3.4583	3.5533	3.8378	3.6327
Polish Zloty	4.1409	4.1911	4.1755	4.2732
Russian Ruble	64.6407	62.3550	47.9924	72.3370
Singapore Dollar	1.5061	1.5068	1.7279	1.6058
South African Rand	13.3048	13.6416	14.6758	14.0353
South Korean Won	1,227.3118	1,251.2700	1,438.2898	1,324.8000
Swedish Krona	9.3401	9.2150	8.9535	9.3930
Swiss Franc	1.0567	1.0413	1.2215	1.2024
Taiwan Dollar	34.8158	34.5487	41.3844	38.4133
Thai Baht	36.7826	37.7960	44.6170	39.9100
Turkish Lira	2.8626	2.9953	2.9678	2.8320
U.S. Dollar	1.1158	1.1189	1.3703	1.2141
United Arab Emirates Dirham	4.0967	4.1075	5.0333	4.4594

Attachment 2

Certification of the consolidated financial statements pursuant to Article 154-bis of Legislative Decree 58/98.

1.
The undersigned Adil Mehboob-Khan, as Chief Executive Officer for Markets, Massimo Vian, as Chief Executive Officer for Product and Operations and Stefano Grassi, as Chief Financial Officer of Luxottica Group S.p.A, having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of Legislative Decree no. 58 of 24 February 1998, hereby certify:

•
the adequacy in relation to the characteristics of the Company and

•
the effective implementation of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements during the period ending on September 30, 2015.

2.
The assessment of the adequacy of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements as of September 30, 2015 was based on a process developed by Luxottica Group S.p.A in accordance with the model of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission which is a framework generally accepted internationally.

3.
It is also certified that:

          3.1   the condensed consolidated financial statements as of September 30, 2015:

            a)    have been prepared in accordance with International Accounting Standards recognized in the European Union under EC Regulation no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, in particular with IAS 34, Interim Financial Reporting, and the provisions which implement Art. 9 of Legislative Decree no. 38/205 issued in implementation of Article 9 of Legislative Decree no. 38/205;

            b)    are consistent with the entries in the accounting books and records;

            c)     are suitable for providing a truthful and accurate representation of the financial and economic situation of the issuer as well as of the companies included within the scope of consolidation.

          3.2   The management report on of the condensed consolidated financial statements includes a reliable analysis of operating trends and results for the period as well as the condition of the issuer and of the companies included within the scope of consolidation. The management report also includes a description of the primary risks and uncertainties to which the Group is exposed.

Milan, October 26, 2015

Adil Mehboob-Khan (Chief Executive Officer—Markets)	Massimo Vian (Chief Executive Officer—Product and Operations)
Stefano Grassi (Manager charged with preparing the Company's financial reports)

Luxottica Headquarters and Registered Office•Piazzale Cadorna, 3, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86334050

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 OAKLEY SPORT INTERNATIONAL SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SASU
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SAU
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA RUS LLC
MOSCOW - RUSSIA

OAKLEY ICON LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA NORTH EUROPE LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
VIENNA - AUSTRIA

 LUXOTTICA U.S.
HOLDINGS CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC.
NEW BRUNSWICK (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
NEW BRUNSWICK (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA PRIVATE LTD
GURGAON - HARYANA (INDIA)

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

 LUXOTTICA WHOLESALE (THAILAND) LTD
BANGKOK - THAILAND

 LUXOTTICA WHOLESALE MALAYSIA SDN BHD
KUALA LUMPUR - MALAYSIA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: November 9, 2015	By: /s/ Stefano Grassi STEFANO GRASSI Chief Financial Officer